UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on August 21, 2011, reporting the board of directors approval for repurchase up to NIS 11.1 million of the company's outstanding series A convertible debentures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: August 22, 2011	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Systems Announces Repurchase of Convertible Debentures

Tel Aviv, Israel, August 21, 2011 – Top Image Systems™, Ltd. (TIS™) (Nasdaq: TISA; TASE: TISA), the leading ECM (Enterprise Content Management) solutions provider announced that its Board of Directors has approved the payment of up to NIS 11.1 million to repurchase outstanding Series A convertible debentures that the Company issued on December 18, 2006 on the Tel Aviv Stock Exchange. These repurchases may be in open market transactions, privately negotiated transactions or a combination of the two.

About Top Image Systems

Top Image Systems™ (TIS™) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.topimagesystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain statements in this news release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that reflect the Company’s expectations, beliefs, projections, future plans and strategies, anticipated events or trends.  For example, statements related to the Company’s future financial condition or results of operations, management’s strategies and objectives and expected market growth are forward-looking statements.  Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans,” “predicts,” “anticipates,” or “potential” and similar expressions.  Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the Company’s actual results, performance or achievements, or industry results to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements.  Such risks and uncertainties include, but are not limited to, quarterly fluctuations in the Company’s results of operations; the level of indebtedness and ability to make debt payments; unstable conditions in the global economy and capital markets; future acquisitions that could require significant resources or result in unanticipated adverse consequences; competitive pressures in the data capture and automatic form processing markets; the success of the Company’s strategic marketing relationships; the Company’s ability to continue technological innovation and successful commercial introduction of new products; the Company’s history of losses and the potential for future losses; the Company’s ability to protect intellectual property and other proprietary information; political or financial instability in the countries where the Company does business; exposure to currency fluctuations; and other trends, risks and uncertainties described in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission.  If any of these trends, risks or uncertainties actually occurs or continues, the Company’s business, financial condition and results of operations could be materially adversely affected.

Forward-looking statements contained in this news release are based on the Company’s current plans, estimates and projections, and, therefore, investors should not place undue reliance on them as a prediction of future results. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them in light of new information or future events.

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Company Contact

Shelli Zargary
Director of Corporate Marketing
shelli.zargary@topimagesystems.com
+972 37679114